UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDERSECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54956

eBullion, Inc.
(Exact name of registrant as specified in its charter)

Room 1805-06, Tower 6

33 Canton Road, Tsim Sha Tsui

Hong Kong

+852 3187-4300

(Address, include zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 35

Pursuant to the requirements of the Securities Exchange Act of 1934, EBULLION, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EBULLION, Inc.

Date: March 28, 2018	By	/s/ Lai Keung Chan
	Name:	Lai Keung Chan
	Title:	President and Chief Executive Officer (principal executive officer, principal accounting officer and principal financial officer)